# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EASTMAN KODAK CO, CIK 0000031235
CUSIP: 277461406
Title of class of securities: Common Stock, $.01 par value
Address of issuer's principal executive offices: 343 STATE ST, ROCHESTER, New York (NY), 14650-0910
Date of event which requires filing of this statement: 08/08/2025
Filed by CIK 0001847273
Persons authorized to receive notices and communications: Mr. Matthew Ray, c/o Grand Oaks Capital, 7632 County Road 42, Victor, New York (NY), 14564, 5853401200

## Reporting persons
- GO EK Ventures IV, LLC (CIK 0001847273): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 15,103,163; shared voting power 0; sole dispositive power 15,103,163; shared dispositive power 0; aggregate amount beneficially owned 15,103,163 (15.7% of the class)
- GOLISANO B THOMAS (CIK 0000903201): type of reporting person: individual (IN); source of funds: personal funds (PF); sole voting power 15,150,511; shared voting power 0; sole dispositive power 15,150,511; shared dispositive power 0; aggregate amount beneficially owned 15,150,511 (15.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.01 par value
Name of issuer: EASTMAN KODAK CO
Address of issuer's principal executive offices: 343 STATE ST, ROCHESTER, New York (NY), 14650-0910

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is filed jointly by:

(i) GO EK Ventures IV, LLC

(ii) B. Thomas Golisano

(together the "Reporting Persons"). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address:
The address of the business office of each Reporting Person is as follows:

(i) GO EK Ventures IV, LLC, 7632 County Road 42, Victor, NY 14564

(ii) B. Thomas Golisano, c/o Grand Oaks Capital, 7632 County Road 42, Victor, NY 14564
Present principal occupation or employment: The principal business of: (i) GO EK Ventures IV, LLC, a Delaware limited liability company, is to engage in any and all lawful purposes; and (ii) Mr. Golisano, an individual, is managing personal investments.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship:
GO EK Ventures IV, LLC is organized as a Delaware limited liability company.

Mr. Golisano is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: personal funds

## Item 4. Purpose of Transaction
Purpose of transaction: The securities reported on herein are held for the purpose of investment. On August 8, 2025, Issuer and Reporting Person entered into the Series C Preferred Stock Exchange Agreement ("Series C Exchange Agreement") and agreed to exchange all 1,241,871 shares of Issuer's 5.00% Series C Convertible Preferred Stock, no par value ("Series C Preferred Stock"), held by the Reporting Person for a number of shares of Common Stock equal to the aggregate liquidation preference of $124,187,100 plus accrued and unpaid dividends, divided by $8.25 per share. The transaction was consummated August 8, 2025. Reporting Person was issued 15,103,163 shares of Common Stock in exchange for the Series C Preferred Stock and accrued and unpaid dividends thereon. The Series C Exchange Agreement contains largely customary terms for private repurchases of preferred shares and private investments in public companies, including representations, warranties, covenants and closing conditions. The Series C Exchange Agreement also provides for Issuer to register for resale the shares of Common Stock in accordance with the registration rights agreement described below. The Series C Exchange Agreement also provides that, for so long as Reporting Person holds at least 10% of the Common Stock of the Issuer, the Issuer will, subject to certain customary conditions, nominate an individual designated by Reporting Person (initially David P. Bovenzi) to the board of directors during such period. Also, on August 8, 2025, in connection with the exchange, Issuer entered into an Amended and Restated Registration Rights Agreement (the AR Registration Rights Agreement) with the Reporting Person, which amends the existing Registration Rights Agreement, and includes customary terms and conditions, including certain customary indemnification obligations. The foregoing descriptions of the exchange, the Series C Exchange Agreement and the AR Registration Rights Agreement does not purport to be complete and are qualified in their entirety by reference to the copies attached as exhibits to this Schedule 13D/A. Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the Reporting Persons section of this Schedule 13D/A for the aggregate number and percentages of Common Stock beneficially owned by each of the Reporting Persons. The percentage of outstanding Common Stock is based upon 81.0 million shares outstanding as of August 1, 2025, as reflected in the Issuer's Form 10-Q filed August 11, 2025 for the fiscal quarter ended June 30, 2025, plus the number of shares of Common Stock issued to the Reporting Person under the Series C Exchange Agreement.
Number of shares as to which each person has sole or shared power to vote or dispose: See the Reporting Persons section of this Schedule 13D/A for the shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference. On July 1, 2025, the Reporting Person received 15,332 shares of Series C Preferred Stock as an in-kind dividend pursuant to the terms of the Series C Preferred Stock. These shares were converted to Common Stock as part of the Series C Exchange Agreement. Except as disclosed herein, the Reporting Person has not effected any transaction in the shares of Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by adding the following:
Item 4 summarizes certain provisions of the Series C Exchange Agreement and AR Registration Rights Agreement and are incorporated herein by reference. A copy of the Series C Exchange Agreement and AR Registration Rights Agreement are attached as exhibits to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exbibit 1 - Series C Preferred Stock Exchange Agreement, dated as of August 8, 2025, by and between Eastman Kodak Company and GO EK Ventures IV, LLC, filed herewith.
Exbibit 2 - Amended and Restated Registration Rights Agreement, dated as of August 8, 2025, by and between Eastman Kodak Company and GO EK Ventures IV, LLC, filed herewith.

## Signatures
- GO EK Ventures IV, LLC: B. Thomas Golisano, B. Thomas Golisano, Sole Member (08/12/2025)
- GOLISANO B THOMAS: B. Thomas Golisano, B. Thomas Golisano, Individual (08/12/2025)